UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 3, 2016 (November 3, 2016)

EASTERLY ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-37522	47-3864814
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

375 Park Avenue, 21st Floor
New York, New York	10152
(Address of principal executive offices)	(Zip Code)

(646) 712-8300

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry Into a Material Definitive Agreement

Amendment No. 2 to the Merger Agreement

On November 3, 2016, Easterly Acquisition Corp. (the “Company”) entered into Amendment No. 2 (“Amendment No. 2”) to the Agreement and Plan of Merger, dated as of June 28, 2016 and as amended by Amendment No. 1 (“Amendment No. 1”) dated September 20, 2016 (the “Merger Agreement”), by and among the Company, its wholly-owned subsidiary, Solaris Merger Sub Inc. (“Merger Sub”), Sungevity, Inc. (“Sungevity”), and Shareholder Representative Services LLC. The Merger Agreement, as amended by Amendment No. 2, provides for the merger (the “Merger”) of Merger Sub with and into Sungevity, with Sungevity surviving the Merger as a wholly-owned subsidiary of the Company.

Amendment No. 2 amended the Merger Agreement to (i) decrease the amount of shares of Company common stock issuable to the stockholders of Sungevity at the closing of the Merger from 35,000,000 to 25,001,000 shares; (ii) decrease proportionally the number of shares of Company common stock that will be placed at the closing of the Merger into an escrow account from 3,250,000 to 2,375,095 shares; (iii) decrease proportionally the fixed component of the Termination Fee (as defined in the Merger Agreement) from $12,000,000 to $8,570,000; (iv) extend the date by which the Merger Agreement could be terminated by the Company or Sungevity if the Merger has not been completed by such date from November 12, 2016 to December 30, 2016; (v) permit Sungevity to incur up to (A) $10,000,000 of additional indebtedness pursuant to a secured revolving credit facility, (B) $5,000,000 of additional indebtedness pursuant to a subordinated secured or unsecured term loan, and (C) $10,000,000 of additional indebtedness pursuant to convertible promissory notes that convert into Sungevity Series D preferred stock; (vi) permit the issuance of additional warrants to acquire Sungevity Series D preferred stock in connection with the incurrence of the additional indebtedness described in the foregoing clause (v); and (vii) provide for an additional new independent director to be appointed to the Board of Directors of the Company upon the consummation of the Merger.

Other than as expressly modified pursuant to Amendment No. 2, the Merger Agreement as amended by Amendment No. 1, each of which were previously filed as Exhibit 2.1 to the Current Reports on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Company on June 29, 2016 and September 20, 2016, respectively, remains in full force and effect as originally executed on June 28, 2016 and as amended by Amendment No. 1. The foregoing description of Amendment No. 2 does not purport to be complete and is subject to, and qualified in its entirety by, the full text of Amendment No. 2 attached hereto as Exhibit 2.1 to this Current Report on Form 8-K, which is incorporated herein by reference.

The Voting Agreement

Concurrent with the execution of Amendment No. 2, five Sungevity stockholders entered into Amended and Restated Voting Agreements with the Company, which amended and restated the Voting Agreement such Sungevity stockholders previously entered into on June 28, 2016. Pursuant to the Amended and Restated Voting Agreements, each such Sungevity stockholder has agreed to vote its voting shares of Sungevity capital stock in favor of the Merger Agreement. A copy of the form of Amended and Restated Voting Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference thereto.

Additional Information About the Transaction and Where to Find It

This Current Report on Form 8-K relates to a proposed business combination between the Company and Sungevity and may be deemed to be solicitation material in respect of the proposed business combination between the Company and Sungevity. The proposed business combination will be submitted to the respective stockholders of the Company and Sungevity for their approval. In connection with the proposed business combination, the Company filed with the SEC a registration statement on Form S-4 and preliminary joint proxy and consent solicitation statement/prospectus forming a part thereof. This communication is not a substitute for the registration statement and preliminary joint proxy and consent solicitation statement/prospectus that the Company filed with the SEC or any other documents that Sungevity or the Company may file with the SEC or send to their respective stockholders in connection with the proposed business combination. The registration statement and preliminary joint proxy and consent solicitation statement/prospectus contain important information about the Company, Sungevity, the proposed business combination and related matters.  Investors and security holders are urged to read the registration statement and preliminary joint proxy and consent solicitation statement/prospectus carefully.

A copy of the definitive joint proxy and consent solicitation statement/prospectus when available will be sent to all stockholders of the Company and Sungevity as of their respective record dates for seeking the required stockholder approvals. Investors and stockholders can obtain free copies of the registration statement and preliminary joint proxy and consent solicitation statement/prospectus and other documents filed with the SEC by the Company through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the registration statement and preliminary joint proxy and consent solicitation statement/prospectus from the Company by accessing the Company’s website at www.easterlyacquisition.com. Information contained on any website referenced in this Current Report on Form 8-K is not incorporated by reference in this Current Report on Form 8-K.

Participants in Solicitation

The Company and Sungevity, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of the Company’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of the Company and Sungevity is set forth in the Company’s registration statement on Form S-4 and preliminary joint proxy and consent solicitation statement/prospectus. Investors may obtain additional information about the interests of such participants by reading such registration statement and preliminary joint proxy and consent solicitation statement/prospectus.

Forward Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. Forward-looking statements may relate to the proposed business combination between the Company and Sungevity and any other statements relating to future results, strategy and plans of the Company and Sungevity (including certain projections and business trends, and statements which may be identified by the use of the words “plans”, “expects” or “does not expect”, “estimated”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”). Forward-looking statements are based on the opinions and estimates of management of the Company or Sungevity, as the case may be, as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. For Sungevity, these risks and uncertainties include, but are not limited to, its revenues and operating performance, general economic conditions, industry trends, legislation or regulatory requirements affecting the business in which it is engaged, management of growth, its business strategy and plans, fluctuations in customer demand, the result of future financing efforts and its dependence on key personnel. For the Company, factors include, but are not limited to, the successful combination of the Company with Sungevity’s business, the ability to retain key personnel and the ability to achieve stockholder and regulatory approvals and to successfully close the transaction. Additional information on these and other factors that may cause actual results and the Company’s performance to differ materially is included in the Company’s periodic reports filed with the SEC, including but not limited to the Company’s Form 10-K for the year ended December 31, 2015 and subsequent Forms 10-Q and in the Company’s registration statement on Form S-4 and preliminary joint proxy and consent solicitation statement/prospectus. Copies may be obtained by contacting the Company or the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

The information in this Current Report on Form 8-K is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell any securities, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibits
2.1	Amendment No. 2, dated November 3, 2016, to the Agreement and Plan of Merger, dated as of June 28, 2016 and as amended by Amendment No. 1 dated as of September 20, 2016, by and among Easterly Acquisition Corp., Solaris Merger Sub Inc., Sungevity, Inc. and Shareholder Representative Services LLC.

10.1	Form of Amended and Restated Voting Agreement, dated as of November 3, 2016, by and between Easterly Acquisition Corp. and certain stockholders of Sungevity, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Easterly Acquisition Corp.

Date: November 3, 2016	By:	/s/ Avshalom Kalichstein
	Name:	Avshalom Kalichstein
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
2.1	Amendment No. 2, dated November 3, 2016, to the Agreement and Plan of Merger, dated as of June 28, 2016 and as amended by Amendment No. 1 dated as of September 20, 2016, by and among Easterly Acquisition Corp., Solaris Merger Sub Inc., Sungevity, Inc. and Shareholder Representative Services LLC.

10.1	Form of Amended and Restated Voting Agreement, dated as of November 3, 2016, by and between Easterly Acquisition Corp. and certain stockholders of Sungevity, Inc.